A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

1

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

2

A2Z SMART TECHNOLOGIES CORP.

NOTICE OF NON-AUDITOR REVIEW OF THE

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE

MONTHS ENDED SEPTEMBER 30, 2020

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, of the Canadian Securities Administrators, the Company (as defined herein) discloses that its auditors have not reviewed the accompanying unaudited condensed interim consolidated financial statements.

The accompanying unaudited condensed consolidated interim financial statements of A2Z SMART TECHNOLOGIES CORP. (“A2ZTC”, or the “Company”) for the three and nine months ended September 30, 2020 have been prepared by and are the responsibility of the Company’s management and have not been reviewed by the Company’s auditors.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at September 30, 2020 and December 31, 2019

(Expressed in Thousands of US Dollars, except per share data)

	September 30 2020	December 31 2019
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$-	$289
Trade receivables	281	244
Other receivables (note 6)	1,148	1,106
Financial asset (note 3)	5,624	5,624
Inventory	38	38
Total current assets	7,091	7,301
Intangible asset - patent, net (note 4)	2,248	2,341
Long term deposit	31	30
Deferred taxes , net	46	16
Property, plant and equipment, net	297	326
Total non-current assets	2,622	2,713
Total Assets	$9,713	$10,014

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Bank Overdraft	$28	$-
Short term loan and current portion of long term loans	168	200
Lease liability	12	11
Trade payables	325	471
Other accounts payable	428	422
Total current liabilities	961	1,104
Lease liability	30	52
Long term loans	307	152
Warrant Liability (Note 5)	207	-
Severance payment, net	161	159
Total non-current liabilities	705	363
Total liabilities	1,666	1,467
Shareholders’ equity (note 7)
Share capital and additional paid in capital	7,322	6,555
Capital fund for transaction with controlling shareholder	5,624	5,624
Accumulated other comprehensive income	250	(70)
Accumulated deficit	(5,726)	(4,139)
Total shareholders’ equity	7,470	7,970
Non-controlling interest	577	577
Total shareholders’ equity	8,047	8,547
Total liabilities and shareholders’ equity	$9,713	$10,014

Nature and continuance of operations (Note 1)

Commitments (Note 11)

Subsequent Events (Note 13)

Approved and authorized by the Board on November 30, 2020:

“Vered Dotan”	“Joseph Bentsur”
Vered Dotan, Director	Joseph Bentsur, President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Thousands of Canadian Dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

Revenues	$281	$232	$805	$1,026
Cost of revenues	264	253	643	687
Gross profit (loss)	17	(21)	162	339

Expenses:
Research and development costs (note 9)	10	-	91	-
Sales and marketing costs	25	-	349	-
General and administration expenses (note 10)	530	210	1,314	692
Operating loss	(548)	(231)	(1,592)	(353)

Loss (gain) on revaluation of warrant liability (note 5)	178	-	(7)	-
Financial expense, net	71	16	32	54
Loss before taxes on income	(797)	(247)	(1,617)	(407)
Income tax benefit	29	-	30	4
Loss for the period	(768)	(247)	(1,587)	(403)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	229	-	320	(37)
Other comprehensive income (loss)	229	-	320	(37)

Net loss and comprehensive loss for the period	$(539)	$(247)	$(1,267)	$(440)

Basic and fully diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted average number of shares outstanding	49,078,264	41,309,611	48,486,817	38,645,311

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Nine months ended September 30
	2020	2019
	Unaudited

Cash flows from operating activities
Net loss for the period	$(1,587)	$(403)
Adjustments to reconcile net profit to net cash provided by operating activities:
Amortization and depreciation	275	64
Stock based compensation	305	-
Equity issued for services	92	64
Gain on revaluation of warrant liability	(7)	-
Change in inventory	-	3
Increase in trade receivables	(37)	(38)
Decrease in other account receivables	(17)	(386)
Accrued Interest due to long term loans	22	21
Changes in deferred taxes	(30)	48
Decrease in trade payables	(146)	(6)
Decrease in other accounts payable	(1)	(115)
	(1,131)	(748)
Cash flows from investing activities
Purchase of property, plant and equipment	-	(26)
	-	(26)
Cash flows from financing activities
Issuance of shares, net	377	883
Exercise of options	65	-
Exercise of warrants	98
Long term deposits	(1)
Lease payments	(22)	(30)
Proceeds from receipt of loans (repayment of loans)	123	(176)
	640	677

Increase (decrease) in cash and cash equivalents	(491)	(97)
Effect of changes in foreign exchange rates	174	74
Cash, beginning of period	289	166
Cash, end of period	$(28)	$143

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital		Capital fund for transaction	Accumulated
	Number of shares	Additional paid in capital	with controlling shareholder	Other Comprehensive Income	Accumulated deficit	Non- controlling interest	Total Equity (Deficiency)
Balance - January 1, 2019	30,493,397	1,215	$-	30	(1,331)	$-	(86)
Net profit for the period	-	-	-	-	(403)	-	(403)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(37)	-	-	(37)
Net comprehensive loss for the period	-	-	-	(37)	(403)	-	(440)
Issuance of warrants and shares upon acquisition	7,664,788	1,962	-	-	-	490	2,452
Stock based compensation	169,500	64	-	-	-	-	64
Issuance of shares, net	3,259,553	1,206	-	-	-	-	1,206
Balance - September 30, 2019	41,587,238	4,447	-	$(7)	$(1,734)	$490	$3,196
Net loss for the period	-	-	-	-	(2,405)	-	(2,405)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(29)	-	-	(29)
Remeasurement loss from defined benefit plans	-	-	-	(34)	-	-	(34)
Net comprehensive loss for the period	-	-	-	(63)	(2,405)	-	(2,468)
Issuance of shares, net	1,330,886	509	-	-	-	-	509
Reverse takeover	4,158,168	1,599	-	-	-	87	1,686
Financial assets granted by controlling shareholder	-	-	5,624	-	-	-	5,624
Balance - December 31, 2019 (audited)	47,076,292	6,555	5,624	(70)	(4,139)	577	8,547
Net profit for the period	-	-	-	-	(1,587)	-	(1,587)
Adjustments arising from translating financial statements of foreign operations	-	-	-	320	-	-	320
Net comprehensive loss for the period	-	-	-	320	(1,587)	-	(1,267)
Exercise of stock options (note 7(bXi))	142,857	15	-	-	-	-	15
Issuance of stock options for services	-	42	-	-	-	-	42
Issuance of shares in private placement, net (note 7(b)(ii))	833,336	163	-	-	-	-	163
Issuance of shares for services (note 7(b )(iii))	92,493	50	-	-	-	-	50
Exercise of stock options (note 7(b)(iv))	225,000	23	-	-	-	-	23
Issuance of shares (note 7(bXv))	230,103	71	-	-	-	-	71
Exercise of warrants (note 7(b)(vi))	546,428	98	-	-	-	-	98
Stock based compensation (note 7(d)(iv))	-	305	-	-	-	-	305
Balance - September 30, 2020 (unaudited)	49,146,509	$7,322	$5,624	$250	$(5,726)	$577	$8,047

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “ A2ZTC “) was incorporated on January 15, 2018 under the laws of British Columbia as ECC Ventures 1 Corp. The head office is located at 1600 - 609 Granville Street, Vancouver , British Columbia V7Y 1C3. The Company’s registered office- together with its records - is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the transaction with A2Z Advanced Solutions Ltd (“A2ZAS”), on December 12, 2019, as detailed in the Company’s audited financial statements for the year ended December 31, 2019, the Company changed its name to A2Z Technologies Canada Corp and commenced trading on the TSX Venture Exchange under the symbol “AZ”. On July 27, 2020, the Company changed its name to A2Z Smart Technologies Corp.

The Company’s principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of products for the civilian population. During 2020, the Company commenced the development of two products for the automotive markets. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions. The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is parked. The Company also provides maintenance services to both external and in-house complex electronic systems and products.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 30, 2020.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ending December 31, 2019. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS are not included in these condensed consolidated interim financial statements.

Basis of Presentation

The financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. All dollar amounts presented are in United States dollars unless otherwise specified.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

2.	BASIS OF PREPARATION (CONTINUED)

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of A2ZTC and its wholly-owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter-company balances, and transactions, have been eliminated upon consolidation.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. . The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are:

●	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

●	Taxes on income

The Company recognized tax- related assets and liabilities based on the Company’s current understanding of tax laws as applied to the company’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Standards issued but not yet effective

Certain pronouncements were issued by the TASB or the IFRIC that are mandatory for future accounting periods. Many are not applicable to or do not have a significant impact on the Company and have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on A2ZTC.

IFRS I 7 - Insurance Contracts (“JFRS I 7”)

IFRS 17 was issued by the IASB in May 2017, which replaces IFRS 4 Insurance Contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how the Company’s accounts for its insurance contracts and how it reports its financial performance in its consolidated statements of operations. The Company has determined there will not be a significant impact to the consolidated financial statements as a result of the adoption of this standard.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

3.	FINANCIAL ASSET:

On December 30, 2019, the Company signed an agreement with the founder and CEO of A2ZAS, Mr. Joseph Bentsur (the “Founder”), pursuant to which the Founder granted A2ZAS an option to purchase 19% of the shares of Cust2Mate Ltd (“Cust2Mate”), a company incorporated in Israel, and 60% owned by the Founder (the “Cus2Mate Option”) for $66. During 2020, the Founder increased his ownership to 77.51%. Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate system which incorporates a “smart cart” enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products. One to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet on line orders.

In accordance with the Company’s accounting policies, the Company obtained a third-party valuation of the Cus2Mate Option and has determined the fair value to be $5,624. The valuation was based on the income approach, using the Discounted Cash Flow (“DCF”) method, which reflects the trade-off between risk and expected return that is critical to the investment process. DCF analysis estimates value on the basis of future return flows over an investment horizon. The Cus2Mate Option was initially recorded at fair value and will be re-valued at each reporting date with changes in fair value being charged to the consolidated statements of operations and comprehensive loss.

The valuation is based on free cash flow from operations as the appropriate measure of economic income. The weighted average cost of capital is the appropriate discount rate to apply to net cash from operations. The value calculated from this analysis is the economic value of each company’s business activities.

Free cash flow is defined as after-tax earnings, plus depreciation less capital expenditures and expected changes in working capital. Cust2Mate is in the development stage of the life cycle and has developed and tested its main product, which is now ready to be marketed. Therefore, the valuation is based on a capitalization rate of 50%. As the Cus2Mate Option was received from a related party, the fair value was credited to “Capital fund for transaction with controlling shareholder” in the Consolidated Statement of Financial Position.

See Note 13(i) regarding the acquisition of control of Cust2Mate subsequent to the balance sheet date.

4.	INTANGIBLE ASSET- PATENT, NET

On February 7, 2019, the Company purchased an 80% interest in AAI Advanced Automotive Innovations Inc. (“AAI”). AAI owns a patented invention (the “Patent”) in the form of a system that enables a customer to insert a “capsule” into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted for as an asset acquisition.

The intangible asset is being amortized over 20 years.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

5.	WARRANT LIABILITY

On January 31, 2020, the Company issued 833,336 warrants in conjunction with a private placement (Note 7(b) (ii)). The warrants have an expiry period of three years from date of issuance and an exercise price of CAD$0.65 per common share.

Since the warrants have an exercise price denominated in a different currency (Canadian Dollars) than the functional currency of the Company (New Israeli Shekels), these warrants are recorded at their fair value as a derivative liability.

At the date of issuance, the warrants were valued at $214 and were revalued as at September 30, 2020 at $207. A gain in the revaluation of the warrant liability of $7 was realised and recorded in the condensed consolidated interim statement of loss for the nine months ended September 30, 2020, and a loss of $178 for the three months ended September 30, 2020 (2019 - nil and nil). The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	January 31, 2020	September 30, 2020
Share Price	CAD$0.77	CAD$0.82
Exercise Price	CAD$0.65	CAD$0.65
Expected life	3 years	2.25 years
Risk-free interest rate	1.52%	1.52%
Dividend yield	0.00%	0.00%
Foreign exchange rate (CAD/USD)	1.323	1.334
Expected volatility	70%	70%

6.	RELATED PARTY TRANSACTIONS

During the three and nine months period ended September 30, 2020 and 2019, the Company incurred the following expenses charged by key management personnel:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Consulting fees	$10	$-	$30	$-
Salaries	7	8	20	23
Pensions	1	-	3	2
	$18	$8	$53	$24

Amounts owing by (to) related parties:

	As of	As of
Name	September 30, 2020	December 31, 2019
Key management personnel	$360	$358
Company controlled by the CEO	$(724)	$(52)
Company controlled by the CFO	$10	$-
Shareholder	$315	$380

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

7.	SHARE CAPITAL AND RESERVES

a)	Authorized and issued share capital

The Company has an unlimited number of common and preferred shares without par value.

The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

Share consolidation

On December 19, 2019, Company and the TSX-V approved a l-for-1.4 share consolidation. All share numbers, share prices, and exercise prices relating to A2ZTC have been retroactively adjusted in these condensed consolidated interim financial statements for all periods presented.

b)	During the nine months ended September 30, 2020, the following transactions transpired:

(i)	On January 21, 2020, 142,857 options with an exercise price of CAD$0.14 were exercised for gross proceeds of $15 (CAD$20 thousand).

(ii)	On January 30, 2020, the Company completed a private placement of 833,336 units (the “Units”) at a price of CAD$0.60 per Unit for gross proceeds of $377 (CAD$500 thousand). Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of CAD$0.65 until January 30, 2022. (“January 2020 Private Placement”). All securities issued in connection with the January 2020 Private Placement were subject to a hold period expiring May 31, 2020. The fair value of the warrants at issuance $214 were recorded as a liability - see Note 5.

(iii)	On January 30, 2020, the Company issued 92,493 shares as compensation, valued at $50, for consulting services provided by a consultant.

(iv)	On March 18, 2020, 225,000 options with an exercise price of CAD$0.13 were exercised for gross proceeds of $23 (CAD$32 thousand).

(v)	On April 27, 2020, the Company issued 230,103 shares as compensation, valued at $71, for consulting services provided by two consultants.

(vi)	During July 2020 and August 2020, 546,428 warrants with an exercise price of NIS 0.84 were exercised for gross proceeds of $98.

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

7.	SHARE CAPITAL AND RESERVES (CONTINUED)

c)	Warrants

(i)	Warrant transactions for the nine months ended September 30, 2020 and for the year ending December 31, 2019 are as follows:

		Weighted Average
	Number	Exercise Price (CAD)
Balance January 1, 2019
Warrants issued in respect of acquisition of AAI	3,832,394	(*)$	0.38
Balance, December 31, 2019	3,832,394		$0.38
Exercise of warrants (Note 7(b)(vi))	(546,428)		$0.38
Warrants issued in the January 2020 Private Placement (Note 7(b)(ii)	833,336		$0.65
Balance, September 30, 2020	4,119,302		$0.43

(ii)	As at September 30, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2020	Date of expiry	Exercise price (CAD)
3,832,394	December 31, 2021	$	(*) 0.38
833,336	January 30, 2022		$0.65
4,119,302

(*) The exercise price is NIS0.84 per warrant.

d)	Stock Options

(i)	Stock option transactions for the nine months ended September 30, 2020 and for the year ending December 31, 2019 are as follows:

	Number	Weighted Average Exercise Price (CAD)
Balance January 1, 2019	-	-
Options granted on Non-Brokered Offering	2,300	0.38
Options from reverse takeover	403,571	0.14
Agent options	142,857	0.14
Balance outstanding at December 31, 2019	548,728	$0.14
Options granted (ii)	300,000	0.80
Options granted (iii)	1,840,000	0.50
Exercise of agents options (note 7(b)(i))	(142,857)	0.14
Exercise of options (note 7(b)(iv))	(225,000)	0.14
Balance outstanding at September 30, 2020	2,320,871	$0.51

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

7.	SHARE CAPITAL AND RESERVES (CONTINUED)

d)	Stock Options (continued)

(ii)	On January 22, 2020, 300,000 stock options were issued to a consultant with an exercise price of CAD$0.80. The options expire on January 23, 2023. The fair value of the options granted was estimated at $56 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.70; Expected option life 2 years; Volatility 70%; Risk-free interest rate 1.52%; Dividend yield 0%.

(iii)	On August 20, 2020, the Company granted 600,000 options to directors and officers and 1,240,000 options to consultants, pursuant to the Company’s stock option plan (total of 1,840,000). 792,000 options vest immediately, and the balance vest over the following 24 months. All the options are exercisable into an equal amount of shares of the Company at an exercise price of CAD $0.50 per share and expire 5 years from the grant date. The fair value of the options granted was estimated at $56 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.54; Expected option life 2 years; Volatility 122%; Risk-free interest rate 0.25%; Dividend yield 0%.

(iv)	Share-based compensation expense is recognized over the vesting period of options. During the three and nine months period ended September 30, 2020, share-based compensation of nil and $350, respectively (September 30, 2019 - nil and nil, respectively) was recognized based on options vested during the period.

(v)	As at September 30, 2020, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2020	Date of expiry	Exercise price (CAD)
2,300	December 16, 2020	$0.38
178,571	August 13, 2020	$0.14
300,000	January 23, 2023	$0.80
1,840,000	August 20, 2020	$0.60
2,320,871

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

8.	COST OF REVENUES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Payroll and related expenses	$154	$118	$320	$307
Subcontractor & Outsourced work	14	17	40	42
Materials and components consumed	40	80	132	224
Car maintenance	41	26	114	90
Other	15	12	37	24
	$264	$253	$643	$687

9.	RESEARCH AND DEVELOPMENT

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

Payroll and related expenses	9	-	82	-
Other	1	-	9	-
	$10	$-	$91	$-

10.	GENERAL AND ADMINISTRATION COSTS

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Payroll and related	$115	$29	164	$83
Professional fees	181	95	582	310
Depreciation of lease liability	18	16	51	40
Depreciation and amortization	52	13	275	104
Other	164	57	242	155
	$530	$210	$1,314	$692

11. COMMITMENTS

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

The Company’s Israeli subsidiary leases its facility which expires on September 30, 2021. Total lease commitments are approximately $45.

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Fair value

The carrying value of due to/from related parties and accounts payable approximated their fair value because of the relatively short-term nature of these instruments. Cash, which is classified as held for trading and carried at fair value, has been determined using Level I inputs.

Foreign exchange risk

The Company’s functional currency is the New Israeli Shekel (“NIS”) and its reporting currency is the United States dollar. As a result, the Company is exposed to foreign currency risk arising from fluctuations in exchange rates.

Credit risk

The Company’s cash is largely held in large Israeli financial institutions. The Company does not have any asset-backed commercial paper. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Capital management

The Company defines its capital as shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its operations. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. As such, the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out its business plan, the Company may need to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

COVJD 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company’s work in Israel, is such that it is defined as an essential service industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company’s flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. The Company anticipates a reduction in the Company’s revenues during the 2020 due to delays in receiving orders.

Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other lo cations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

13.	SUBSEQUENT EVENTS

a)	On October 28, 2020, 2,300 options with an exercise price of CAD 0.38 were exercised for gross proceeds of $1.

b)	On November 16, 2020 the Company closed a private placement (the “Offering”) and issued 13,350,460 units (the “Units”) at a price of $0.625 per Unit for gross proceeds of CAD$8,344,043. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.90 at any time prior to November 10, 2025. In connection with the Offering, the Company paid finders’ fees of $417,202 in cash (of which $360,727 was paid to Orion Underwriting).

All securities issued in connection with the Offering are subject to a four month and one day hold period expiring on March 11, 2021.

c)	On November 16, 2020, the Company completed the acquisition of 77.51% of the shares of Cust2mate. The Cust2Mate Shares were purchased from Mr. Bentsur Joseph, who is also the Company’s Chief Executive Officer and a director. The Company paid total consideration for the Cust2Mate Shares of US$1,566,000, which included the exercise of the Cust2Mate Option (see Note 3). The payment was made from the proceeds of the Offering. Mr. Bentsur Joseph, no longer owns any securities of Cus2mate.

17